INDIGO INTERNATIONAL, CORP.

68A NOWE TLOKI STREET, WOLSZTYN, POLAND 64200

TEL: 48.717.106630

FAX: 48.717.243634

E-MAIL: INDIGOINTERNATIONALCORP@GMAIL.COM

March 11, 2011

United States

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549

To the Attention of:  Mr. Brian McAllister, Mr. David Walz, Ms. Janice McGuirk and Ms. Pamela Howell

Re: Indigo International, Corp.

Registration Statement on Form S-1,

Filed on December 27, 2010

Filing No. 333-171423

Dear Mr. Brian McAllister, Mr. David Walz, Ms. Janice McGuirk and Ms. Pamela Howell:

Further to your letter dated March 1, 2011, concerning the deficiencies in Form S-1/A2 filed on February 17, 2011, we provide the following responses:

Summary, page 5

1. SEC Comment: We reissue comment one from our letter dated February 17, 2011. We note you have removed the number of shares of common outstanding and the holders of record. Please add back the disclosure in this section and on page 17, regarding the amount of common stock currently outstanding. Lastly, please add back the disclosure on page 17 of the number of holders for record, as required by Item 201 (b) of Regulation S-K.

Response:  In response to this comment we added back the number of shares of common outstanding and the holders of record on page 5 and 17 of the prospectus:

“Securities Issued and to be Issued: 4,510,000 shares of our common stock are issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing shareholders.”

“As of March 14, 2011 there were 4,510,000 shares of our common stock issued and outstanding, held by 29 stockholders of record.”

Financial Statements

General

2. SEC Comment: Please revise your registration statement to include a currently dated consent from your independent registered public accounting firm.

Response: In response to this comment we included a currently dated consent from our independent registered public accounting firm.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Faiyaz Dean at:

Dean Law Corp.

601 Union Street, Suite 4200

Seattle, Washington 98101

Tel: 206.274.4598

Fax: 206.493.2777

Thank you.

Sincerely,

/S/ Ireneusz Antoni Nawrot

Ireneusz Antoni Nawrot, President